Filed Pursuant to Rule 433

Dated August 4, 2016

Registration Statement No. 333-206891

Relating to

Preliminary Prospectus Supplement dated August 4, 2016 and

Prospectus dated September 11, 2015

PRICING TERM SHEET

CNH INDUSTRIAL N.V.

$600,000,000 4.50% NOTES DUE 2023

Issuer:	CNH Industrial N.V.

Principal Amount:	$600,000,000

Maturity Date:	August 15, 2023

Coupon:	4.50% per annum

Price to Public:	100.00% plus accrued interest from August 18, 2016 if settlement occurs after that date

Net Proceeds to Issuer Before Expenses: Yield to Maturity:	$594,900,000 4.50%

Benchmark Treasury:	UST 1.25% due July 31, 2023

Spread to Benchmark Treasury:	+319 basis points

Interest Payment Dates:	February 15 and August 15, commencing February 15, 2017

Optional Redemption:	Make-whole premium based on U.S. Treasury +50 basis points

Settlement:	T+10; August 18, 2016

CUSIP / ISIN:	12594K AA0 / US12594KAA07

Ratings*:	Ba2 (Moody’s) / BB+ (S&P)

Joint Book-Running Managers:	BNP Paribas Securities Corp. Citigroup Global Markets Inc. Deutsche Bank Securities Inc. J.P. Morgan Securities LLC

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement if you request them by contacting BNP Paribas Securities Corp., Attention: Syndicate Desk, 787 Seventh Avenue, New York, NY 10019, telephone: (800) 854-5674, E-mail: new.york.syndicate@bnpparibas.com; Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Telephone: (800) 831-9146; E-mail: prospectus@citi.com; Deutsche Bank Securities Inc., 60 Wall Street, New York, NY 10005, Telephone: (800) 503-4611, E-mail: prospectus.CPDG@db.com; or J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Telephone: (866) 803-9204.